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                                                                      EXHIBIT 18

Mr. Larry C. Miller
Vice President-Finance & CFO
Butler Manufacturing Company
BMA Tower, One Penn Valley Park
Kansas City, Missouri  64141-0917

August 9, 2001

     RE: FORM 10-Q REPORT FOR THE QUARTER ENDED JUNE 30, 2001

Dear Sir:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

We have been informed that, effective January 2001, the company changed its method for the recognition of deferred gains and losses considered in the calculation of the annual net pension expense for its base retirement pension plan under SFAS 87, "Employers' Accounting for Pensions." The company has changed from the market value method of asset valuation to the market-related value method. Under the previous accounting method all gains and losses, subject to a ten-percent corridor, were recognized and amortized in determining the net periodic pension costs. The new method recognizes and amortizes 20 percent of the cumulative investment gains or losses in determining net periodic pension costs. The new method is preferable is a method that is commonly used by the manufacturing sector and is preferable because it more accurately matches expense to accounting periods for which benefits are earned and will improve year-to-year comparability of net period costs for this plan.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

We have not audited the application of this change to the financial statements of any period subsequent to the December 31, 2000. Further, we have not examined and do not express any opinion with respect to your financial statements for the six months ended June 30, 2001.

Very truly yours,

/s/ Arthur Andersen LLP